# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Westwood Holdings Group Inc., CIK 0001165002
CUSIP: 961765104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 Crescent Court, Suite 1200, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 07/30/2025
Filed by CIK 0001911113
Persons authorized to receive notices and communications: Karl K. Segerberg, 767 Fifth Avenue, 18th Floor, New York, New York (NY), 10153, 203-257-0925; David E. Scott, 101 La Quinta Place, Saint Augustine, Florida (FL), 32084, 646-415-8159

## Reporting persons
- Settian Capital LP (CIK 0001911113): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 470,515; shared voting power 0; sole dispositive power 470,515; shared dispositive power 0; aggregate amount beneficially owned 470,515 (5% of the class)
- PAVP Family Office Fund, LP (CIK 0001860939): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 211,732; shared voting power 0; sole dispositive power 211,732; shared dispositive power 0; aggregate amount beneficially owned 211,732 (2.3% of the class)
- Karl Kristofer Segerberg: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Connecticut (CT); source of funds: affiliate funds (AF), other (OO); sole voting power 470,515; shared voting power 0; sole dispositive power 470,515; shared dispositive power 0; aggregate amount beneficially owned 470,515 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Westwood Holdings Group Inc.
Address of issuer's principal executive offices: 200 Crescent Court, Suite 1200, Dallas, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

i. Settian Capital, LP, a Delaware limited partnership ("Settian Capital");
ii. PAVP Family Office Fund, LP, a Delaware limited partnership ("PAVP"); and
iii. Karl Kristofer Segerberg ("Kristofer Segerberg"), an individual who serves as Managing Partner of Settian, LLC, the general partner of Settian Capital, LP.
Residence or business address: The address for the Reporting Persons is 767 Fifth Avenue, 18th Floor, New York, New York 10153.
Present principal occupation or employment: PAVP is an investment fund engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments. PAVP is managed by Settian Capital. Kristofer Segerberg is the manager of the general partner of Settian Capital and the manager of the general partner of PAVP. Please refer to the address provided in (b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Settian Capital and PAVP Family Office Fund are each a Delaware limited partnership. Kristofer Segerberg is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total purchase price of the shares was $7,428,133. All shares were purchased with working capital from PAVP and another separately managed account over which Settian Capital exercises full discretion.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the shares of Common Stock based on their belief that at current market prices, the shares represent an attractive investment opportunity. Depending upon their assessment of the Issuer's businesses and prospects, overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may from time to time purchase additional shares of Common Stock. The Reporting Persons may also dispose of their shares of Common Stock, in whole or in part, from time to time.

The Reporting Persons may attempt to communicate with the Issuer's management and suggest actions that the Reporting Persons believe will enhance shareholder value. These suggestions may include operational and/or strategic proposals.

Among other matters that the Reporting Persons may consider or propose are the following: (i) extraordinary transactions involving the Issuer or its subsidiaries, which could include, among others, corporate acquisitions, whether by means of a merger transaction or sale of assets, divestitures, a take private transaction or joint ventures with others industry participants; (ii) changes in senior management; (iii) changes in the composition of the Company's board of directors; (iv) an offering of equity or debt securities; (v) changes to the Company's dividend policy; (vi) operational changes to promote efficiencies, which may include use of AI technology, internal cost reductions, and outsourcing of administrative functions; (vii) product consolidation or diversification; and (viii) the engagement of financial, legal and other professionals to assist the Company and its board in the consideration of these or other strategic and business alternatives.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
PAVP beneficially owns 211,732 shares, representing approximately 2.3% of the outstanding shares.

In its capacity as investment adviser to PAVP and to an account managed by Settian Capital, Settian Capital may be deemed to beneficially own 470,515 shares, representing approximately 5.0% of the outstanding shares.

In his capacity as Managing Partner of the general partner of Settian Capital, Kristofer Segerberg may be deemed to beneficially own the shares beneficially owned by Settian Capital.

The percentages of the outstanding shares are based upon 9,379,680 shares reported by the Issuer to be outstanding as of April 24, 2025 in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
PAVP has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 211,732 shares.

Each of Settian Capital and Kristofer Segerberg has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 470,515 shares.
Transactions in the class effected during the past sixty days: Please see Schedule A, attached hereto, for all transactions executed in the last 60 days. All transactions reported in the attached Schedule A were executed in the open market.
Other persons with the right to receive dividends or sale proceeds: See Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Agreement for Joint Filing of Schedule 13D

## Signatures
- Settian Capital LP: /s/ Karl K. Segerberg, Managing Partner (08/01/2025)
- PAVP Family Office Fund, LP: /s/ Karl K. Segerberg, Manager of the General Partner (08/01/2025)
- Karl Kristofer Segerberg: /s/ Karl K. Segerberg, Karl K. Segerberg (08/01/2025)